UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)*

Cellectar Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

15117F807
(CUSIP Number)

January 23, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	15117F807

1	Names of reporting persons
ADAR1 Partners, LP
2	Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☐
3	SEC use only

4	Citizenship or place of organization
Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
0
	6	Shared voting power
1,824,063 (1)
	7	Sole dispositive power
0
	8	Shared dispositive power
1,824,063 (1)
9	Aggregate amount beneficially owned by each reporting person
1,824,063
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
☐
11	Percent of class represented by amount in Row (9)
6.21% (2)
12	Type of reporting person (see instructions)
PN

(1)	Consists of 1,824,063 shares of common stock of the Issuer, par value $0.00001 per share (“Shares”), directly held by ADAR1 Partners, LP as of January 23, 2024.
(2)	Based on 29,360,000 Shares outstanding as of January 23, 2024.

CUSIP No.	15117F807

1	Names of reporting persons
ADAR1 Capital Management, LLC
2	Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☐
3	SEC use only

4	Citizenship or place of organization
Texas
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
0
	6	Shared voting power
1,824,063 (1)
	7	Sole dispositive power
0
	8	Shared dispositive power
1,824,063 (1)
9	Aggregate amount beneficially owned by each reporting person
1,824,063
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
☐
11	Percent of class represented by amount in Row (9)
6.21% (2)
12	Type of reporting person (see instructions)
OO

(1)	Consists of 1,824,063 shares of common stock of the Issuer, par value $0.00001 per share (“Shares”), directly held by ADAR1 Partners, LP as of January 23, 2024. ADAR1 Capital Management, LLC acts as an investment adviser to, and manages investment and trading accounts of, ADAR1 Partners, LP. ADAR1 Capital Management, LLC may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP.
(2)	Based on 29,360,000 Shares outstanding as of January 23, 2024.

CUSIP No.	15117F807

1	Names of reporting persons
ADAR1 Capital Management GP, LLC
2	Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☐
3	SEC use only

4	Citizenship or place of organization
Texas
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
0
	6	Shared voting power
1,824,063 (1)
	7	Sole dispositive power
0
	8	Shared dispositive power
1,824,063 (1)
9	Aggregate amount beneficially owned by each reporting person
1,824,063
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
☐
11	Percent of class represented by amount in Row (9)
6.21% (2)
12	Type of reporting person (see instructions)
OO

(1)	Consists of 1,824,063 shares of common stock of the Issuer, par value $0.00001 per share (“Shares”), directly held by ADAR1 Partners, LP as of January 23, 2024. ADAR1 Capital Management GP, LLC acts as the general partner of ADAR1 Partners, LP. ADAR1 Capital Management GP, LLC may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP.
(2)	Based on 29,360,000 Shares outstanding as of January 23, 2024.

CUSIP No.	15117F807

1	Names of reporting persons
Daniel Schneeberger
2	Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☐
3	SEC use only

4	Citizenship or place of organization
Switzerland
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
0
	6	Shared voting power
1,824,063 (1)
	7	Sole dispositive power
0
	8	Shared dispositive power
1,824,063 (1)
9	Aggregate amount beneficially owned by each reporting person
1,824,063
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
☐
11	Percent of class represented by amount in Row (9)
6.21% (2)
12	Type of reporting person (see instructions)
IN

(1)	Consists of 1,824,063 shares of common stock of the Issuer, par value $0.00001 per share (“Shares”), directly held by ADAR1 Partners, LP as of January 23, 2024. ADAR1 Capital Management, LLC acts as an investment adviser to, and manages investment and trading accounts of, ADAR1 Partners, LP. ADAR1 Capital Management GP, LLC acts as the general partner of ADAR1 Partners, LP. Mr. Schneeberger is the Manager of ADAR1 Capital Management, LLC and ADAR1 Capital Management GP, LLC. Mr. Schneeberger may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP.
(2)	Based on 29,360,000 Shares outstanding as of January 23, 2024.

Item 1(a)	Name of issuer:

Cellectar Biosciences, Inc.

Item 1(b)	Address of issuer’s principal executive offices:

100 Campus Drive, Florham Park, New Jersey 07932

Item 2(a)	Name of person filing:

This Schedule is being filed on behalf of each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”)

i)	ADAR1 Partners, LP (“ADAR1 Fund”);

ii)	ADAR1 Capital Management, LLC (“ADAR1 Capital Management”);

iii)	ADAR1 Capital Management GP, LLC (“ADAR1 General Partner”); and

iv)	Daniel Schneeberger (“Mr. Schneeberger”)

This Schedule relates to shares of common stock of the Issuer, par value $0.00001 per share (“Shares”), directly held by ADAR1 Fund. ADAR1 Capital Management acts as an investment adviser to, and manages investment and trading accounts of, ADAR1 Fund. ADAR1 General Partner acts as the general partner of ADAR1 Fund. ADAR1 Capital Management and ADAR1 General Partner may be deemed to indirectly beneficially own securities held by ADAR1 Fund. Mr. Schneeberger is the Manager of ADAR1 Capital Management and ADAR1 General Partner. Mr. Schneeberger may be deemed to indirectly beneficially own securities held by ADAR1 Fund.

Each Reporting Person declares that neither the filing of this Schedule nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

Item 2(b)	Address or principal business office or, if none, residence:

The address of the principal business office of each of the Reporting Persons is 3503 Wild Cherry Drive, Building 9, Austin, Texas 78738.

Item 2(c)	Citizenship:

i)	ADAR1 Fund is a Delaware limited partnership;

ii)	ADAR1 Capital Management is a Texas limited liability company;

iii)	ADAR1 General Partner is a Texas limited liability company; and

iv)	Mr. Schneeberger is a citizen of Switzerland.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.00001 per share

Item 2(e)	CUSIP No.:

15117F807

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

As of January 23, 2024, each of the Reporting Persons could have been deemed to be the beneficial owner of 1,824,063 Shares. Since January 23, 2024, the Reporting Persons have sold some Shares, and as of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 1,197,193 Shares.

(b)	Percent of Class:

As of January 23, 2024, each of the Reporting Persons could have been deemed to be the beneficial owner of approximately 6.21% of the Shares outstanding, based on 29,360,000 Shares outstanding as of January 23, 2024. Since January 23, 2024, the Reporting Persons have sold some Shares, and as of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 4.08% of the Shares outstanding, based on 29,360,000 Shares outstanding as of January 23, 2024.

(c)	Number of shares as to which such person has:

As of January 23, 2024, for each of the Reporting Persons:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,824,063

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,824,063

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

EXHBIT INDEX

Exhibit	Page No.
A. Joint Filing Agreement	11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2024

ADAR1 PARTNERS, LP

/s/ Daniel Schneeberger
Manager of ADAR1 Capital Management GP, LLC, the General Partner of ADAR1 Partners, LP

ADAR1 CAPITAL MANAGEMENT, LLC

/s/ Daniel Schneeberger
Manager of ADAR1 Capital Management, LLC

ADAR1 CAPITAL MANAGEMENT GP, LLC

/s/ Daniel Schneeberger
Manager of ADAR1 Capital Management GP, LLC

DANIEL SCHNEEBERGER

/s/ Daniel Schneeberger

EXHBIIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the shares of common stock, par value $0.00001 per share, of Cellectar Biosciences, Inc. dated as of January 31, 2024 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

ADAR1 PARTNERS, LP

/s/ Daniel Schneeberger
Manager of ADAR1 Capital Management GP, LLC, the General Partner of ADAR1 Partners, LP

ADAR1 CAPITAL MANAGEMENT, LLC

/s/ Daniel Schneeberger
Manager of ADAR1 Capital Management, LLC

ADAR1 CAPITAL MANAGEMENT GP, LLC

/s/ Daniel Schneeberger
Manager of ADAR1 Capital Management GP, LLC

DANIEL SCHNEEBERGER

/s/ Daniel Schneeberger